MEMORANDUM

To:          The Board of Directors of Altrex Inc./Chris George
From:        Merri Nickerson, CPA
Date:        January 31, 2001

RE:          Resignation as Altrex Inc.'s Accountant

Congratulations on your recent reverse-acquisition with The Internet
CallCentre!

As we discussed, given the limited size of my firm and the specialized audit and reporting requirements that will be required to provide ongoing accounting services to the new Company, I must regretfully resign as the Company's accountant, effective January 22, 2001.

Please understand that there have been no disagreements between myself and the Company over the past two plus years that my services have been retained on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Thank you for the opportunity to work with you and good luck on the new direction for the Company.



/s/ Merri Nickerson, CPA
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Merri Nickerson, CPA
Spokane, WA